Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ezalife Inc.
390 Interlocken Crescent Suite 350
Broomfield, CO 80021
https://ezalife.com/

Up to $1,234,999.92 in Common Stock at $0.11
Minimum Target Amount: $19,999.98

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Ezalife Inc.
Address: 390 Interlocken Crescent Suite 350, Broomfield, CO 80021
State of Incorporation: DE
Date Incorporated: August 24, 2019

Terms:

Equity

Offering Minimum: $19,999.98 | 181,818 shares of Common Stock
Offering Maximum: $1,234,999.92 | 11,227,272 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.11
Minimum Investment Amount (per investor): $499.95

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

<u>Loyalty Bonus:</u>

Previous Investors in Ezalife Inc. and Loyalty List members will receive 10% bonus shares.

<u>Time-Based Perks</u>

Early Bird 1: Invest $500+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares, and receive/donate 1 free product.

Early Bird 3: Invest $2,000+ within the first 2 weeks and receive 15% bonus shares, and receive/donate 2 free products.

Early Bird 4: Invest $5,000+ within the first 2 weeks and receive 20% bonus shares, and receive/donate 3 free products..

Early Bird 5: Invest $10,000+ within the first 2 weeks and receive 25% bonus shares, and receive/donate 4 free products..

Early Bird 6: Invest $25,000+ within the first 2 weeks and receive 30% bonus shares, and receive/donate 5 free products. Can attend Investor Relations quarterly update calls.

Early Bird 7: Invest $50,000+ within the first 2 weeks and receive 40% bonus shares, and receive/donate 10 free products. Can attend Investor Relations quarterly update calls and an annual 1:1 call, with CEO, starting within 30 days of making initial investment.

<u>Mid-Campaign Perks (Flash Perks)</u>

First Flash Perk 1: Invest $500+ in week 5 and receive 4% bonus shares.

First Flash Perk 2: Invest $1,000+ in week 5 and receive 7% bonus shares.

First Flash Perk 3: Invest $2,000+ in week 5 and receive 10% bonus shares.

First Flash Perk 4: Invest $5,000+ in week 5 and receive 14% bonus shares.

First Flash Perk 5: Invest $10,000+ in week 5 and receive 17% bonus shares.

First Flash Perk 6: Invest $25,000+ in week 5and receive 21% bonus shares. Can attend Investor Relations quarterly update calls.

First Flash Perk 7: Invest $50,000+ in week 5 and receive 30% bonus shares. Can attend Investor Relations quarterly update calls and an annual 1:1 call, with CEO, starting within 30 days of making initial investment.

Second Flash Perk 1: Invest $500+ in days 51-60 and receive 3% bonus shares.

Second Flash Perk 2: Invest $1,000+ in days 51-60 and receive 5% bonus shares.

Second Flash Perk 3: Invest $2,000+ in days 51-60 and receive 7% bonus shares.

Second Flash Perk 4: Invest $5,000+ in days 51-60 and receive 11% bonus shares.

Second Flash Perk 5: Invest $10,000+ in days 51-60 and receive 14% bonus shares.

Second Flash Perk 6: Invest $25,000+ in days 51-60 and receive 18% bonus shares. Can attend Investor Relations quarterly update calls.

Second Flash Perk 7: Invest $50,000+ in days 51-60 and receive 25% bonus shares. Can attend Investor Relations quarterly update calls and an annual 1:1 call, with CEO, starting within 30 days of making initial investment.

Third Flash Perk 1: Invest $500+ in week 11 and receive 2% bonus shares.

Third Flash Perk 2: Invest $1,000+ in week 11 and receive 3% bonus shares.

Third Flash Perk 3: Invest $2,000+ in week 11 and receive 5% bonus shares.

Third Flash Perk 4: Invest $5,000+ in week 11 and receive 10% bonus shares.

Third Flash Perk 5: Invest $10,000+ in week 11 and receive 12% bonus shares.

Third Flash Perk 6: Invest $25,000+ in week 11 and receive 15% bonus shares.

Third Flash Perk 7: Invest $50,000+ in week 11 and receive 20% bonus shares. Can attend Investor Relations quarterly update calls and an annual 1:1 call, with CEO, starting within 30 days of making initial investment.

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive 1% bonus shares.

Tier 2 Perk: Invest $1,000+ and receive 2% bonus shares.

Tier 3 Perk: Invest $2,000+ and receive 3% bonus shares.

Tier 4 Perk: Invest $5,000+ and receive 5% bonus shares.

Tier 5 Perk: Invest $10,000+ and receive 7% bonus shares.

Tier 6 Perk: Invest $25,000+ and receive 10% bonus shares. Can attend Investor Relations quarterly update calls.

Tier 7 Perk: Invest $50,000+ and receive 15% bonus shares. Can attend Investor Relations quarterly update calls and an annual 1:1 call, with CEO, starting within 30 days of making initial investment.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Ezalife Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.11 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $11.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Ezalife ("Ease-a-life" or the "Company") is a dynamic healthcare company dedicated to improving the lives of children and adults with simple to complex needs, many of whom depend on a feeding tube for nutrition, hydration, and medication delivery. Our first commercial product, the Button Huggie, is a patented securement device that "hugs" the gastrostomy button feeding tube ("G-button") and is designed to reduce related complications such as accidental dislodgment or removal, leakage, and skin irritation—while simplifying care and improving patients', and their caregivers', comfort, safety, and confidence.

The FDA-registered Button Huggie features patented innovations that we believe can position the Button Huggie as the emerging standard of care for simple, safe, and reliable G-button management.

Ezalife is here for the healthcare provider, who can now send a baby home more confidently, knowing that they're less likely to return to the ER due to a feeding tube emergency; for the 4 year-old, who wants to finally play on the slide with the other kids without discomfort from her tube being pulled; and for the worried mother, who is nervous about going to sleep, knowing that nobody will be there, to know if the feeding tube has been pulled out, and her baby "feeds the bed".

We offer 1-month and 3-month kits to families, caregivers and healthcare professionals, and our current business model is designed to evolve from solely direct-pay consumer sales currently, to both subscription services and also, in the future, to insurance-covered repeat prescriptions, creating multiple revenue streams as we scale, ensuring ongoing support and care for their patient's needs. Investors may find value in our significant market opportunity, as over half a million G-buttons are in use annually in the U.S. alone, and our experienced team has a proven track record in healthcare innovation and growth.

Corporate History

EzaLife Inc. was initially organized as Ezalife LLC, a Colorado limited liability company, on August 24, 2019, and converted to a Delaware corporation on August 14, 2025.

Intellectual Property

The Company was granted a U.S. utility patent (U.S. Patent No. 12,220,383 B2) issued by the USPTO on February 11, 2025. In addition, the Company received the right to use related patents under an exclusive license from The Regents of the University of Colorado (executed December 9, 2019 and subsequently amended). Under this license, EzaLife is obligated to pay running royalties on product sales and sublicense income, has issued equity to the University as partial consideration, and must meet development and commercialization milestones to maintain exclusivity. The University retains termination rights if EzaLife fails to meet these obligations or becomes insolvent, and approval rights over any sublicenses.

The Company has applied for additional protection, including a U.S. continuation (Application No. 17/297,726) and a corresponding European case for which an intention to grant has issued. In addition to this, EzaLife has other IP it has developed, including trademarks (such as "Button Huggie"), proprietary product designs, manufacturing know-how, and trade secrets.

Competitors and Industry

Industry Landscape

The global market for feeding devices, including G-buttons, is growing nearly 8% annually, driven by improved insertion techniques, rising demand for home healthcare, and the growing recognition that proper nutrition and hydration improve health outcomes. Ezalife believes it's uniquely positioned within this expanding market, addressing an unmet need for device securement, with a product that helps improve the quality of life for patients, supports caregivers and healthcare providers, and complements the offerings of G-button manufacturers such as Avanos, AMT, and Boston Scientific.

Competitive Advantage

Traditional competing methods for G-button securement—such as tape and gauze or improvised textiles—are outdated, unreliable, and burdensome for patients and caregivers. The Button Huggie's patented, clinically validated design reduces G-button dislodgements by 77%, with a precision-engineered, dependable 24/7 securement. Clinical trials at four major children's hospitals have also demonstrated preliminary measurable significant improvements in caregivers' satisfaction outcomes, indicating the Button Huggie's potential superiority over the most common competing solution.

Current Stage and Roadmap

Current Stage:

Having completed FDA registration (#10093926)) of our device, in August 2025, Ezalife launched over-the-counter online sales with its flagship product, the Button Huggie. Our initial business model is focused on direct-to-consumer sales, to parents, and caregivers, selling 1-month and 3-month kits, on our online store, and will be available as a subscription, once we have sufficient inventory to support automated fulfillment. Those parents and patients in turn are expected to become our ambassadors, turning up for their next appointments wearing our device, in turn creating a potential network effect back, through their network of nurses and doctors, to other parents, and caregivers, as well as to their social media and other support groups

Future Roadmap:

In the short term, we aim to expand our manufacturing capacity to meet growing demand and enhance our marketing efforts to build a strong community around our product. Medium-term goals include launching additional products in our pipeline, such as for securing surgical drains, central venous catheters, and multi-purpose securement devices, and establishing partnerships with hospitals and clinics to integrate our solutions into standard care practices. From a commercial perspective, we intend to expand our bottom-up consumer and individual provider approach, to a top-down approach, for hospital and clinic bulk sales, with the goal of qualifying under insurance reimbursement.

The Team

Officers and Directors

Name: John Patrick Allen

John Patrick Allen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Principal Accounting Officer
  Dates of Service: September, 2024 - Present
  Responsibilities: As CEO, John is responsible for all things corporate development, corporate finance, the overall performance of the company, the optimization of the return on invested capital, and team performance and reward. He has set out a clear 3-year strategy for initial bottom-up and, eventual, top-down go-to-market revenue scaling, and cascades the short and long term deliverables across the team, with the clarity, support, and the resources required for them to be successful in achieving their clear goals.

Other business experience in the past three years:

- Employer: Tilled, Inc.
  Title: President and Chief Revenue Officer
  Dates of Service: November, 2019 - July, 2023
  Responsibilities: Responsible for all GTM, Corporate Development, and Corporate Finance, John was hired by the Seed Investor VC, to support the 1st-time-CEO founder.

Other business experience in the past three years:

- Employer: FluoroFinder, LLC
  Title: Co-Chair (& formerly CEO)
  Dates of Service: November, 2019 - July, 2025
  Responsibilities: Chair of Corporate Finance (incl. M&A) Committee. With his, now 3-time, Go-To-Market leader, Kara Fagan, John successfully introduced prior medical products to various institutional customers, around the globe.

Name: Kara Katharine Fagan

Kara Katharine Fagan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: September, 2024 - Present
  Responsibilities: Kara will operate as the Chief Marketing Officer overseeing the commercial side of the business. Specifically focusing on all paid and organic consumer and healthcare provider marketing, enterprise sales, customer

success and network effect.

Other business experience in the past three years:

- Employer: FluoroFinder, LLC
  Title: Chief Marketing Officer
  Dates of Service: June, 2024 - July, 2025
  Responsibilities: Partnering closely with the CEO, Kara played a key role in shaping the strategic direction of the business —supporting the creation of board materials, leading talent acquisition, and influencing the long-term marketing and company roadmap with both a data-driven and people-first approach. She elevated organizational performance across marketing, sales, and customer success by fostering collaboration, coaching talent, and strengthening project management practices, ensuring alignment and accountability across the commercial function.

Other business experience in the past three years:

- Employer: Tilled
  Title: VP of Marketing
  Dates of Service: July, 2021 - July, 2023
  Responsibilities: Kara led Tilled's overall marketing and business development strategy, overseeing a team of 10 and driving execution across lead generation, paid and organic marketing, social media, content, channel development, and events. I managed the full marketing budget, regularly reporting ROI and key campaign metrics, while partnering cross-functionally with product, sales, and engineering to translate customer insights into strategic anchors for marketing and customer success. Key initiatives included launching a Sales Enablement Platform, implementing lead scoring for ideal customer segments, and building a successful referral program. As part of the leadership team, Kara also contributed to company-wide priorities beyond marketing, including business operations, vision, culture, and support for fundraising and investor relations.

Name: Steven Lee Moulton

Steven Lee Moulton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board, President, Chief Medical Officer
  Dates of Service: August, 2019 - Present
  Responsibilities: Dr. Moulton provides strategic leadership, governance, and medical guidance to the Company, while ensuring effective operation of the Board of Directors and Advisory Group. He directs regulatory strategy, advises on product innovation, and leads the Company's multi-center clinical trial, comparing the Button Huggie to standard tape and gauze for G-button securement. He also fosters strategic research partnerships, engages leading clinicians and opinion leaders, and represents the Company to clinical, regulatory, and industry audiences.

Other business experience in the past three years:

- Employer: CU Medicine
  Title: Professor of Surgery
  Dates of Service: August, 2019 - Present
  Responsibilities: Dr. Moulton works half-time as an academic pediatric surgeon at Children's Hospital Colorado, where he was the burn medical director (2007-2023), trauma medical director (2007-2024), and inaugural Colorado Firefighter Endowed Chairholder (2015 – 2023). Under his leadership, burn patient volume tripled, and the trauma patient volume doubled. His research focus is the large unmet need for innovation in surgical care, and he has collaborated with computer scientists, engineers and bioengineers to develop innovative medical and surgical devices.

Name: Bradley Louis Hauert

Bradley Louis Hauert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: October, 2024 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: Children's Hospital Colorado
  Title: Vice President, Treasury
  Dates of Service: July, 2023 - Present
  Responsibilities: Vice President, Treasury

Other business experience in the past three years:

- Employer: Children's Hospital Colorado
  Title: Treasury and Financial Operations
  Dates of Service: September, 2019 - June, 2023
  Responsibilities: Treasury and Financial Operations

Other business experience in the past three years:

- Employer: STAQ Pharma, Inc.
  Title: Board Member
  Dates of Service: August, 2024 - Present
  Responsibilities: Board Member

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it is a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. That may never happen, however, or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a

buyer. The Company may be acquired by an existing player in the same or a similar industry. That may never happen, however, or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, and/or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,999.60 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We may, however, find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be

material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse

offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Ezalife Inc. was formed on 08/29/2025. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ezalife Inc. has incurred a net loss and has generated limited revenues since inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage

startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. In addition, the company has signed a worldwide exclusive license agreement with the University of Colorado to license and commercialize intellectual property that underlies a gastrostomy button securement device and a device for securing external tunneled catheters. Due to the value of the Company's intellectual property, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our licensed patents, trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our licensed patents, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our licensed patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our licensed patents, trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our failure to comply with FDA or other applicable regulations can affect our ability to market our product(s)
As a medical device developer, we are subject to all applicable regulations and regular audits by the United States Food and Drug Administration. Ezalife has developed what we believe to be an FDA-compliant quality management system, but if this system is ever deemed non-compliant, or we fail to operate this system as intended for any reason (lack of resources, lack of qualified personal, etc.), then the FDA can ban sale of Ezalife product(s). Similarly, Ezalife has established a system for developing products that ensures safety and efficacy of all Ezalife products, but if Ezalife fails to operate this system as intended or if any Ezalife products sold are deemed unsafe, then the FDA can ban sale of Ezalife product(s). Ezalife currently markets products within the United States, but expansion to foreign markets would subject Ezalife to additional foreign regulations, with governing bodies, similar to the US FDA, having the ability to ban sale of Ezalife product(s).

Our failure to qualify for insurance reimbursement can affect our ability to market our product(s)
As a medical device developer, our ability to commercialize our products successfully depends significantly on whether third-party payers, such as government programs (e.g., Medicare and Medicaid), managed care organizations, and private health insurance plans, provide adequate coverage and reimbursement for our products. If we fail to secure or maintain adequate coverage and reimbursement, our products may be too expensive for some patients and healthcare providers, which would severely limit their market adoption.

Our business is dependent on a material intellectual property license, and its termination or impairment could have a material adverse effect on our business and financial condition.
We license key intellectual property from University of Colorado that is critical to the development, manufacturing, and

commercialization of our primary products. We do not own the underlying technology, and our rights are subject to the terms and conditions of our license agreement with University of Colorado. There is no guarantee that our license agreement will remain in effect.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steven Moulton	29,670,164	Common Stock	48.41%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note , Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 11,227,272 of Common Stock.

Common Stock

The amount of security authorized is 80,000,000 with a total of 61,293,698 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The amount of Common Stock outstanding does not include 3,847,534 shares of Common Stock currently allocated to the Company's Equity Incentive Plan (the "Plan"), that remain available for issuance under the Plan.

Convertible Note

The security will convert into The security will convert into the same class issued, on the equity event that triggers the conversion and the terms of the Convertible Note are outlined below:

Amount outstanding: $350,000.00
Maturity Date: March 14, 2027
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Convertible loan note, with interest, converting (i) automatically on a $2,000,000 Qualified Financing Event, to same class of share as qualifying event; or (ii) electively on Maturity Date, to most senior class of share (or, if greater, repaid in cash, for outstanding principal balance plus all accrued unpaid interest); or (iii) on change of control, to most senior class of share (or, if greater, repaid in cash, for 150% of outstanding principal balance plus all accrued unpaid interest). Conversion price capped at $5,000,000 if converted at Maturity Date or at the lower of (i) $5,000,000 divided by Fully Diluted Capitalization; and (ii) a 15% discount on the share price of the Qualified Financing Event / Change of Control.

Convertible Note

The security will convert into The security will convert into the same class issued, on the equity event that triggers the conversion and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: March 14, 2027
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Convertible loan note, with interest, converting (i) automatically on a $2,000,000 Qualified Financing Event, to same class of share as qualifying event; or (ii) electively on Maturity Date, to most senior class of share (or, if greater, repaid in cash, for outstanding principal balance plus all accrued unpaid interest); or (iii) on change of control, to most senior class of share (or, if greater, repaid in cash, for 150% of outstanding principal balance plus all accrued unpaid interest). Conversion price capped at $5,000,000 if converted at Maturity Date or at the lower of (i) $5,000,000 divided by Fully Diluted Capitalization; and (ii) a 15% discount on the share price of the Qualified Financing Event / Change of Control.

Convertible Note

The security will convert into The security will convert into the same class issued, on the equity event that triggers the conversion and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: March 14, 2027
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Convertible loan note, with interest, converting (i) automatically on a $2,000,000 Qualified Financing Event, to same class of share as qualifying event; or (ii) electively on Maturity Date, to most senior class of share (or, if greater, repaid in cash, for outstanding principal balance plus all accrued unpaid interest); or (iii) on change of control, to most senior class of share (or, if greater, repaid in cash, for 150% of outstanding principal balance plus all accrued unpaid interest). Conversion price capped at $5,000,000 if converted at Maturity Date or at the lower of (i) $5,000,000 divided by Fully Diluted Capitalization; and (ii) a 15% discount on the share price of the Qualified Financing Event / Change of Control.

Convertible Note

The security will convert into The security will convert into the same class issued, on the equity event that triggers the conversion and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: March 14, 2027
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Convertible loan note, with interest, converting (i) automatically on a $2,000,000 Qualified Financing Event, to same class of share as qualifying event; or (ii) electively on Maturity Date, to most senior class of share (or, if greater, repaid in cash, for outstanding principal balance plus all accrued unpaid interest); or (iii) on change of control, to most senior class of share (or, if greater, repaid in cash, for 150% of outstanding principal balance plus all accrued unpaid interest). Conversion price capped at $5,000,000 if converted at Maturity Date or at the lower of (i) $5,000,000 divided by Fully Diluted Capitalization; and (ii) a 15% discount on the share price of the Qualified Financing Event / Change of Control.

Convertible Note

The security will convert into The security will convert into the same class issued, on the equity event that triggers the conversion and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: March 14, 2027
Interest Rate: 8.0%
Discount Rate: 15.0%

Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Convertible loan note, with interest, converting (i) automatically on a $2,000,000 Qualified Financing Event, to same class of share as qualifying event; or (ii) electively on Maturity Date, to most senior class of share (or, if greater, repaid in cash, for outstanding principal balance plus all accrued unpaid interest); or (iii) on change of control, to most senior class of share (or, if greater, repaid in cash, for 150% of outstanding principal balance plus all accrued unpaid interest). Conversion price capped at $5,000,000 if converted at Maturity Date or at the lower of (i) $5,000,000 divided by Fully Diluted Capitalization; and (ii) a 15% discount on the share price of the Qualified Financing Event / Change of Control.

Convertible Note

The security will convert into The security will convert into the same class issued, on the equity event that triggers the conversion and the terms of the Convertible Note are outlined below:

Amount outstanding: $86,283.00
Maturity Date: March 14, 2027
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Convertible loan note, with interest, converting (i) automatically on a $2,000,000 Qualified Financing Event, to same class of share as qualifying event; or (ii) electively on Maturity Date, to most senior class of share (or, if greater, repaid in cash, for outstanding principal balance plus all accrued unpaid interest); or (iii) on change of control, to most senior class of share (or, if greater, repaid in cash, for 150% of outstanding principal balance plus all accrued unpaid interest). Conversion price capped at $5,000,000 if converted at Maturity Date or at the lower of (i) $5,000,000 divided by Fully Diluted Capitalization; and (ii) a 15% discount on the share price of the Qualified Financing Event / Change of Control.

Convertible Note

The security will convert into The security will convert into the same class issued, on the equity event that triggers the conversion and the terms of the Convertible Note are outlined below:

Amount outstanding: $163,000.00
Maturity Date: March 26, 2027
Interest Rate: 8.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Convertible loan note, with interest, converting (i) automatically on a $2,000,000 Qualified Financing Event, to same class of share as qualifying event; or (ii) electively on Maturity Date, to most senior class of share (or, if greater, repaid in cash, for outstanding principal balance plus all accrued unpaid interest); or (iii) on change of control, to most senior class of share (or, if greater, repaid in cash, for 150% of outstanding principal balance plus all accrued unpaid interest). Conversion price capped at $5,000,000 if converted at Maturity Date or at the lower of (i) $5,000,000 divided by Fully Diluted Capitalization; and (ii) a 15% discount on the share price of the Qualified Financing Event / Change of Control.

Convertible Note

The security will convert into The security will convert into the same class issued, on the equity event that triggers the conversion and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,000.00
Maturity Date: March 13, 2027
Interest Rate: 8.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Convertible loan note, with interest, converting (i) automatically on a $2,000,000 Qualified Financing Event, to same class of share as qualifying event; or (ii) electively on Maturity Date, to most senior class of share (or, if greater, repaid in cash, for outstanding principal balance plus all accrued unpaid interest); or (iii) on change of control, to most senior class of share (or, if greater, repaid in cash, for 150% of outstanding principal balance plus all accrued unpaid interest). Conversion price capped at $5,000,000 if converted at Maturity Date or at the lower of (i) $5,000,000 divided by Fully Diluted Capitalization; and (ii) a 15% discount on the share price of the Qualified Financing Event / Change of Control.

Convertible Note

The security will convert into The security will convert into the same class issued, on the equity event that triggers the conversion and the terms of the Convertible Note are outlined below:

Amount outstanding: $5,000.00
Maturity Date: March 13, 2027
Interest Rate: 8.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Convertible loan note, with interest, converting (i) automatically on a $2,000,000 Qualified Financing Event, to same class of share as qualifying event; or (ii) electively on Maturity Date, to most senior class of share (or, if greater, repaid in cash, for outstanding principal balance plus all accrued unpaid interest); or (iii) on change of control, to most senior class of share (or, if greater, repaid in cash, for 150% of outstanding principal balance plus all accrued unpaid interest). Conversion price capped at $5,000,000 if converted at Maturity Date or at the lower of (i) $5,000,000 divided by Fully Diluted Capitalization; and (ii) a 15% discount on the share price of the Qualified Financing Event / Change of Control.

Convertible Note

The security will convert into The security will convert into the same class issued, on the equity event that triggers the conversion and the terms of the Convertible Note are outlined below:

Amount outstanding: $3,000.00
Maturity Date: March 13, 2027
Interest Rate: 8.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Convertible loan note, with interest, converting (i) automatically on a $2,000,000 Qualified Financing Event, to same class of share as qualifying event; or (ii) electively on Maturity Date, to most senior class of share (or, if greater, repaid in cash, for outstanding principal balance plus all accrued unpaid interest); or (iii) on change of control, to most senior class of share (or, if greater, repaid in cash, for 150% of outstanding principal balance plus all accrued unpaid interest). Conversion price capped at $5,000,000 if converted at Maturity Date or at the lower of (i) $5,000,000 divided by Fully Diluted Capitalization; and (ii) a 15% discount on the share price of the Qualified Financing Event / Change of Control.

Convertible Note

The security will convert into The security will convert into the same class issued, on the equity event that triggers the conversion and the terms of the Convertible Note are outlined below:

Amount outstanding: $20,000.00
Maturity Date: March 13, 2027
Interest Rate: 8.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Convertible loan note, with interest, converting (i) automatically on a $2,000,000 Qualified Financing Event, to same class of share as qualifying event; or (ii) electively on Maturity Date, to most senior class of share (or, if greater, repaid in cash, for outstanding principal balance plus all accrued unpaid interest); or (iii) on change of control, to most senior class of share (or, if greater, repaid in cash, for 150% of outstanding principal balance plus all accrued unpaid interest). Conversion price capped at $5,000,000 if converted at Maturity Date or at the lower of (i) $5,000,000 divided by Fully Diluted Capitalization; and (ii) a 15% discount on the share price of the Qualified Financing Event / Change of Control.

Convertible Note

The security will convert into The security will convert into the same class issued, on the equity event that triggers the conversion and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: March 13, 2027
Interest Rate: 8.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Convertible loan note, with interest, converting (i) automatically on a $2,000,000 Qualified Financing Event, to same class of share as qualifying event; or (ii) electively on Maturity Date, to most senior class of share (or, if greater, repaid in cash, for outstanding principal balance plus all accrued unpaid interest); or (iii) on change of control, to most senior class of share (or, if greater, repaid in cash, for 150% of outstanding principal balance plus all accrued unpaid interest). Conversion price capped at $5,000,000 if converted at Maturity Date or at the lower of (i) $5,000,000 divided by Fully Diluted Capitalization; and (ii) a 15% discount on the share price of the Qualified Financing Event / Change of Control.

Convertible Note

The security will convert into The security will convert into the same class issued, on the equity event that triggers the conversion and the terms of the Convertible Note are outlined below:

Amount outstanding: $8,000.00
Maturity Date: March 19, 2027
Interest Rate: 8.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $2,000,000

Material Rights

Convertible loan note, with interest, converting (i) automatically on a $2,000,000 Qualified Financing Event, to same class of share as qualifying event; or (ii) electively on Maturity Date, to most senior class of share (or, if greater, repaid in cash, for outstanding principal balance plus all accrued unpaid interest); or (iii) on change of control, to most senior class of share (or, if greater, repaid in cash, for 150% of outstanding principal balance plus all accrued unpaid interest). Conversion price capped at $5,000,000 if converted at Maturity Date or at the lower of (i) $5,000,000 divided by Fully Diluted Capitalization; and (ii) a 15% discount on the share price of the Qualified Financing Event / Change of Control.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,000.00
  Use of proceeds: Product Development, IP Development
  Date: April 09, 2023
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $5,000.00
  Use of proceeds: Product Development, IP Development
  Date: April 19, 2023
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $3,000.00
  Use of proceeds: Product Development, IP Development
  Date: April 30, 2023
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $20,000.00
  Use of proceeds: Product Development, IP Development
  Date: May 17, 2023
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Product Development, IP Development
  Date: October 19, 2023
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Product Development, IP Development
  Date: July 18, 2024
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $163,000.00
  Use of proceeds: Product Development, IP Development
  Date: March 14, 2025
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Product Development, IP Development, Commercial Development, Corporate Development
  Date: March 14, 2025
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $8,000.00
  Use of proceeds: Product Development, IP Development, Commercial Development, Corporate Development
  Date: March 19, 2025

Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,034,428
  Use of proceeds: Shares issued in satisfaction of existing contractual rights; no cash consideration received
  Date: October 30, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $0 compared to $0 in fiscal year 2024.

Company did not achieve first revenues until August 18th, 2025

Cost of Sales

Cost of Sales for fiscal year 2023 was $0 compared to $0 in fiscal year 2024.

Company did not achieve first revenues until August 18th, 2025

Gross Margins

Gross margins for fiscal year 2023 were $0 compared to $0in fiscal year 2024.

Company did not achieve first revenues until August 18th, 2025

Expenses

Expenses for fiscal year 2023 were $316,395.56 compared to $551,577.09 in fiscal year 2024.

Increase costs as product exited early development and prototyping stage, to commercial launch and manufacturing stage in 2024.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating, since August 18th, 2025. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of the lack of any substantial historical data. Past cash was primarily generated through convertible debt and grants. Our goal is to build on our initial August revenues and raise equity crowdfunding capital.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30th, 2025 , the Company has capital resources available in the form of cash reserves of $69,488.95 at Chase Bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the commercial launch of the Button Huggie product, now in production and having achieved 1st sales in August, 2025.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has forecast, in the combination of cash-from-sales and raised capital, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for a minimum of 2 years. This is based on a current monthly gross burn rate of $20k for expenses related to reduced salaries and minimum operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for a minimum of 3 years. This is based on a projected monthly burn rate of $100-200k for expenses related to salaries, R&D, GTM, inventory and G&A.

This projection is an internal estimate and actual results may vary materially depending on revenue, expense levels, and timing of commercialization.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: CHCO
  Amount Owed: $350,000.00
  Interest Rate: 6.0%
  Maturity Date: March 14, 2027
  Interest calculated as of December 31, 2024

- Creditor: CHCO
  Amount Owed: $250,000.00
  Interest Rate: 6.0%
  Maturity Date: March 14, 2027
  Interest calculated as of December 31, 2024

- Creditor: CHCO
  Amount Owed: $250,000.00
  Interest Rate: 6.0%
  Maturity Date: March 14, 2027
  Interest calculated as of December 31, 2024

- Creditor: CHCO
  Amount Owed: $250,000.00
  Interest Rate: 8.0%
  Maturity Date: March 14, 2027
  Interest calculated as of December 31, 2024

- Creditor: University of Colorado (ULEHI)
  Amount Owed: $250,000.00
  Interest Rate: 6.0%
  Maturity Date: March 14, 2027
  Interest calculated as of December 31, 2024

- Creditor: University of Colorado (CUAEHL)
  Amount Owed: $86,283.89
  Interest Rate: 8.0%
  Maturity Date: March 14, 2027
  Interest calculated as of December 31, 2024

- Creditor: University of Colorado (CUAEHL)
  Amount Owed: $163,000.00
  Interest Rate: 8.0%
  Maturity Date: March 26, 2027
  Interest calculated as of December 31, 2024

- Creditor: Steven and Karen Moulton
  Amount Owed: $87,000.00
  Interest Rate: 8.0%
  Maturity Date: March 13, 2027
  Interest calculated as of December 31, 2024

Related Party Transactions

- Name of Person: Steven & Karen Moulton
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $1,000
  Material Terms: On April 9, 2023, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $1,000 with an interest rate of 8% per annum and maturing March 13, 2027.

- Name of Person: Steven & Karen Moulton
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $5,000
  Material Terms: On April 19, 2023, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $5,000 with an interest rate of 8% per annum and maturing March 13, 2027.

- Name of Person: Steven & Karen Moulton
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $3,000
  Material Terms: On April 30, 2023, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $3,000 with an interest rate of 8% per annum and maturing March 13, 2027.

- Name of Person: Steven & Karen Moulton
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $20,000
  Material Terms: On May 17, 2023, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $20,000 with an interest rate of 8% per annum and maturing March 13, 2027.

- Name of Person: Steven & Karen Moulton
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $50,000
  Material Terms: On October 19, 2023, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $50,000 with an interest rate of 8% per annum and maturing March 13, 2027.

- Name of Entity: Children's Hospital Colorado
  Names of 20% owners: Bradley Hauert
  Relationship to Company: Director
  Nature / amount of interest in the transaction: 350,000
  Material Terms: On May 28th, 2020, the Company issued a convertible promissory note to Children's Hospital Colorado, in the principal amount of $350,000 with an interest rate of 6% per annum and maturing March 14, 2027.

- Name of Entity: Children's Hospital Colorado
  Names of 20% owners: Bradley Hauert
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $250,000
  Material Terms: On November 19th, 2021, the Company issued a convertible promissory note to Children's Hospital

Colorado, in the principal amount of $250,000 with an interest rate of 6% per annum and maturing March 14, 2027.

- Name of Entity: Children's Hospital Colorado
  Names of 20% owners: Bradley Hauert
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $250,000
  Material Terms: On July 18th, 2024, the Company issued a convertible promissory note to Children's Hospital Colorado, in the principal amount of $250,000 with an interest rate of 6% per annum and maturing March 14, 2027.

- Name of Entity: Children's Hospital Colorado
  Names of 20% owners: Bradley Hauert
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $250,000
  Material Terms: On March 14, 2025, the Company issued a convertible promissory note to Children's Hospital Colorado, in the principal amount of $250,000 with an interest rate of 8% per annum and maturing March 14, 2027.

- Name of Entity: University License Equity Holdings Inc.
  Names of 20% owners: University License Equity Holdings Inc.
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $250,000
  Material Terms: On November 19, 2021, the Company issued a convertible promissory note to University License Equity Holdings Inc., in the principal amount of $250,000 with an interest rate of 6% per annum and maturing March 14, 2027.

- Name of Entity: CU Anschutz Equity Holdings, LLC
  Names of 20% owners: CU Anschutz Equity Holdings, LLC
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $86,283.00
  Material Terms: On December 20th, 2024, the Company issued a convertible promissory note to CU Anschutz Equity Holdings, LLC, in the principal amount of $86,283.00 with an interest rate of 8% per annum and maturing March 14th, 2027.

- Name of Entity: CU Anschutz Equity Holdings, LLC
  Names of 20% owners: CU Anschutz Equity Holdings, LLC
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: $163,000.00
  Material Terms: On March 26th, 2025, the Company issued a convertible promissory note to CU Anschutz Equity Holdings, LLC, in the principal amount of $163,000.00 with an interest rate of 8% per annum and maturing March 26th, 2027.

- Name of Person: Steven & Karen Moulton
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $8,000
  Material Terms: On March 14, 2025, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $8,000 with an interest rate of 8% per annum and maturing March 13, 2027.

Valuation

Pre-Money Valuation: $6,742,306.78

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,686,283 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.98 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Maintenance of IP and Licenses
  92.5%
  Each patent jurisdiction requires payment of ongoing fees, to maintain protection, and our exclusive license from the University of Colorado incurs an annual fee. Other cost of operations can be offset against revenues.

If we raise the over allotment amount of $1,234,999.92, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Manufacturing Capacity
  10.0%
  Replacing out aluminum molds with higher-capacity steel molds will increase our manufacturing capacity, and lower our Cost Of Goods Sold

- Inventory
  5.0%
  With the 10-12 lead time from our supply-chain, appropriate levels of inventory must be maintained, against forecasts.

- Go To Market expense - 1st device
  30.0%
  Deploy additional capital towards Proven GTM Channels' Return on Marketing Investment (ROMI)

- R&D and Inventory (Avanos version of 1st Device)
  20.0%
  Complete development of AVANOS-compatible version of our device, to double our Service Available Market (SAM)

- R&D and Inventory (2nd Device)
  20.0%
  Complete development of 2nd Device (for Central Venous Device Securement, to increase TAM of product portfolio

- Go To Market expense - 2nd device
  7.5%
  Deploy additional capital towards Proven GTM strategies, from 1st device, largely targeting the same provider community, including existing customers of 1st device.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ezalife.com/ (https://ezalife.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including

any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ezalife

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Ezalife Inc.

[See attached]

Ezalife, Inc., formerly Ezalife, LLC.
(the “Company”)
A Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Ezalife, Inc, formerly Ezalife LLC. Management

We have reviewed the accompanying financial statements of Ezalife, Inc., formerly Ezalife, LLC (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 6, 2025

EZALIFE, LLC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	72,272	67,147
Prepaid Expenses		7,375	3,729
Total Current Assets		79,646	70,876
TOTAL ASSETS	$	79,646	70,876
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	15,598	1,647
Accrued Interest		204,821	140,721
Convertible Notes - Related Party - Short-Term		850,000	-
Total Current Liabilities	$	1,070,419	142,368
Non-Current Liability:			
Convertible Notes - Related Party - Long-Term		415,283	920,000
Total Non-Current Liability	$	415,283	920,000
TOTAL LIABILITIES		1,485,702	1,062,368
EQUITY			
Members' Equity	$	1,000	1,000
Accumulated Deficit		(1,407,056)	(992,492)
TOTAL EQUITY	$	(1,406,056)	(991,492)
TOTAL LIABILITIES AND EQUITY	$	79,646	70,876

See Accompanying Notes to these Unaudited Financial Statements

EZALIFE, LLC
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Operating Expenses			
Advertising and Marketing	$	13,717	108,356
General and Administrative		21,470	15,214
Payroll		39,366	13,865
Insurance		7,248	7,457
Legal and Professional		19,915	6,262
Guaranteed Payments to Partners		27,437	90,000
Research and Development		255,929	75,025
Total Operating Expenses		**385,082**	**316,179**
Total Loss from Operations	$	**(385,082)**	**(316,179)**
Other Income (Expense)			
Other Income		34,619	-
Grants		-	240,381
Interest Expense		(64,101)	(52,796)
Total Other Income (Expense)		**(29,482)**	**187,585**
Net Income (Loss)	**$**	**(414,564)**	**(128,594)**

See Accompanying Notes to these Unaudited Financial Statements

EZALIFE, LLC
STATEMENTS OF MEMBERS' EQUITY

	Common Units		Retained Earnings	Total Members' Equity
	Units	$ Amount	(Deficit)	
Beginning balance at 1/1/23	10,885,928	1,000	(863,898)	(862,898)
Forfeiture of Common Units	(2,733,754)	-	-	-
Net income (loss)	-	-	(128,594)	(128,594)
Ending balance at 12/31/23	8,152,174	1,000	(992,492)	(991,492)
Net income (loss)	-	-	(414,564)	(414,564)
Ending balance at 12/31/24	8,152,174	1,000	(1,407,056)	(1,406,056)

See Accompanying Notes to these Unaudited Financial Statements

EZALIFE, LLC
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(414,564)	(128,594)
Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:			
Prepaid Expenses		(3,646)	-
Accounts Payable		13,951	(1,877)
Accrued Interest		64,100	52,796
Deferred Revenue		-	(50,000)
Convertible Notes - Related Party - Short-Term		850,000	-
Prior Period Adjustments			(216)
Total Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:		924,405	703
Net Cash provided by (used in) Operating Activities	$	509,841	(127,891)
INVESTING ACTIVITIES			
Fixed Assets - net		-	1,647
Net Cash provided by (used in) Investing Activities	$	-	1,647
FINANCING ACTIVITIES			
Convertible Notes - Related Party - Long-Term		(504,717)	70,000
Members' Equity		-	-
Net Cash provided by (used in) Financing Activities	$	(504,717)	70,000
Cash at the beginning of period		67,147	123,391
Net Cash increase (decrease) for period	$	5,124	(56,244)
Cash at end of period	$	72,271	67,147

		2024	2023
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest		-	-
Income Tax		-	-

See Accompanying Notes to these Unaudited Financial Statements

---

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Ezalife LLC ("the Company") was formed in Colorado on August 24th, 2019. On August 14th, 2025, the Company converted from a Colorado limited liability company to a Delaware C-Corp. The Company earns revenue by selling its FDA-registered disposable medical securement device for gastrostomy buttons and feeding tubes directly to customers through its online store and via future sales channels including caregivers, healthcare providers, and hospitals. The Company's headquarters is in Denver, Colorado. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since 2022 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $72,272 and $67,147 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with *ASC 606, "Revenue Recognition"* following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company has identified and analyzed its performance obligations with respect to customer contracts despite the fact that the Company did not generate revenue until 2025.

Direct-to-Consumer e-Commerce

The Company generates revenues from direct-to-consumer e-commerce sales via the Company's online store. The Company's payments are generally collected at the time of checkout. The Company's primary performance obligation is to ship purchased products within 5–8 business days from the date of payment. Revenue is recognized over the time period required to satisfy the shipping obligation and, in most cases, it takes approximately one to two business days to deliver products after payment is received.

Direct-to-Provider e-Commerce

The Company generates revenues from direct-to-provider e-commerce sales via the Company's online store. The Company's payments are generally collected at the time of checkout. The Company's primary performance obligation is to ship purchased products within 5–8 business days from the date of payment. Revenue is recognized over the time period required to satisfy the shipping obligation and, in most cases, it takes approximately one to two business days to deliver products after payment is received.

Advertising and Marketing Costs

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, office supplies, sales and use tax, travel, and other miscellaneous expenses and are expensed as costs are incurred.

Research and Development Expenses

Research and development expenses consist of expenses and fees paid to consultants, contracted services, IP legal fees, prototype materials, salaries and licensing fees.

Income Taxes

The Company accounts for income taxes in accordance with *ASC 740, Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows *ASC 850, "Related Party Disclosures,"* for the identification of related parties and disclosure of related party transactions.

Children's Hospital Colorado (Board Member)

1. On May 28, 2020, the Company issued a convertible promissory note to Children's Hospital Colorado in the principal amount of $350,000. See Notes 5 and 6.
2. On November 19, 2021, the Company issued a convertible promissory note to Children's Hospital Colorado in the principal amount of $250,000. See Notes 5 and 6.
3. On July 18, 2024, the Company issued a convertible promissory note to Children's Hospital Colorado in the principal amount of $250,000. See Notes 5 and 6.

University License Equity Holdings Inc. (Member)

4. On November 19, 2021, the Company issued a convertible promissory note to University License Equity Holdings Inc. (ULEHI) in the principal amount of $250,000. See Notes 5 and 6.

CU Anschutz Equity Holdings, LLC

CU Anschutz Equity Holdings, LLC is considered a related party to the Company due to their direct financial relationship through the convertible promissory note and their mutual connection to the University of Colorado's licensing and commercialization activities.

5. On December 20, 2024, the Company issued a convertible promissory note to CU Anschutz Equity Holdings, LLC (CUAEHL), in the principal amount of $86,283. See Note 5.

Steven and Karen Moulton (Founder and Spouse)

6. On April 9, 2023, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $1,000. See Notes 5 and 6.
7. On April 19, 2023, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $5,000. See Note 5 and 6.
8. On April 30, 2023, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $3,000. See Note 5 and 6.
9. On May 17, 2023, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $20,000. See Note 5 and 6.
10. On October 19, 2023, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $50,000. See Note 5 and 6.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has issued several convertible notes to help fund operations. These notes carry interest rates between 6% and 8%. They may be repaid upon the holder's demand if conversion has not occurred, with maturities ranging from 2025 to 2027.

The notes allow holders to convert the outstanding balance into the Company's membership units at a 15% discount if a qualified financing event takes place.

In the event of a change of control, the Company is required to pay the holder an amount equal to the greater of:

- 150% of the outstanding principal plus all accrued and unpaid interest, or
- the value the holder would have received if the notes had been converted into membership units.

#	Note Holder	Proceeds	Date of Issuance	Interest Rate	Discount	Valuation Cap
1	Children's Hospital Colorado	350,000	5/28/2020	6%	15%	5,000,000
2	Children's Hospital Colorado	250,000	11/19/2021	6%	15%	5,000,000
3	Children's Hospital Colorado	250,000	7/18/2024	6%	15%	5,000,000
4	ULEHI	250,000	11/19/2021	6%	15%	5,000,000
5	CUAEHL	86,283	12/20/2024	8%	15%	5,000,000
6	S. Moulton	1,000	4/9/2024	8%	15%	5,000,000
7	S. Moulton	5,000	4/16/2024	8%	15%	5,000,000
8	S. Moulton	3,000	5/1/2024	8%	15%	5,000,000
9	S. Moulton	20,000	5/17/2023	8%	15%	5,000,000
10	S. Moulton	50,000	10/19/2023	8%	15%	5,000,000
	Total	**1,265,283**				

Convertible Note - Related Party #1: On May 28, 2020, the Company issued a convertible promissory note to Children's Hospital Colorado in the principal amount of $350,000 with an interest rate of 6% per annum and maturing November 18, 2025. The note is subject to conversion into equity under specified terms, including automatic conversion upon a qualified financing or optional conversion at maturity. The note is unsecured, subordinated to senior debt, and subject to restrictions on transferability under U.S. federal and state securities laws. The associated securities have not been registered and may only be transferred or resold according to applicable exemptions or registration requirements. The financial report reflects these terms and conditions as outlined in the agreement executed between the Company and Children's Hospital Colorado. The balance of this loan was $350,000 as of December 31, 2024 and December 31, 2023. See Note 3.

Convertible Note - Related Party #2: On November 19, 2021, the Company issued a convertible promissory note to Children's Hospital Colorado in the principal amount of $250,000 with an interest rate of 6% per annum and maturing November 18, 2025. The note is subject to conversion into equity under specified terms, including automatic conversion upon a qualified financing or optional conversion at maturity. The note is unsecured, subordinated to senior debt, and subject to restrictions on transferability under U.S. federal and state securities laws. The associated securities have not been registered and may only be transferred or resold according to applicable exemptions or registration requirements. The financial report reflects these terms and conditions as outlined in the agreement executed between the Company and Children's Hospital Colorado. The balance of this loan was $250,000 as of December 31, 2024 and December 31, 2023. See Note 3.

Convertible Note- Related Party #3: On July 18, 2024, the Company issued a convertible promissory note to Children's Hospital Colorado in the principal amount of $250,000 with an interest rate of 6% per annum and maturing July 18, 2026. The note is subject to conversion into equity under specified terms, including automatic conversion upon a qualified financing or optional conversion at maturity. The note is unsecured, subordinated to senior debt, and subject to restrictions on transferability under U.S. federal and state securities laws. The associated securities have not been registered and may only be transferred or resold according to applicable exemptions or registration requirements. The financial report reflects these terms and conditions as outlined in the agreement executed between the Company and Children's Hospital Colorado. The balance of this loan was $250,000 and $0 as of December 31, 2024 and December 31, 2023, respectively. See Note 3.

Convertible Note - Related Party #4: On November 19, 2021, the Company issued a convertible promissory note to University License Equity Holdings Inc. (ULEHI) in the principal amount of $250,000 with an interest rate of 6% per annum and maturing November 18, 2025. The note is subject to conversion into equity under specified terms, including automatic conversion upon a qualified financing or optional conversion at maturity. The note is unsecured, subordinated to senior debt, and subject to restrictions on transferability under U.S. federal and state securities laws. The associated securities have not been registered and may only be transferred or resold according to applicable exemptions or registration requirements. The financial report reflects these terms and conditions as outlined in the agreement executed between the Company and ULEHI. The balance of this loan was $250,000 as of December 31, 2024 and December 31, 2023.See Note 3.

Convertible Note - Related Party #5: On December 20, 2024, the Company issued a convertible promissory note to CU Anschutz Equity Holdings, LLC (CUAEHL), in the principal amount of $86,283 with an interest rate of 8% per annum and maturing December 20, 2026. The note is subject to conversion into equity under specified terms, including automatic conversion upon a qualified financing or optional conversion at maturity. The note is unsecured, subordinated to senior debt, and subject to restrictions on transferability under U.S. federal and state securities laws. The associated securities have not been registered and may only be transferred or resold according to applicable exemptions or registration requirements. The financial report reflects these terms and conditions as outlined in the agreement executed between the Company and CUAEHL. The balance of this loan was $86,283 and $0 as of December 31, 2024 and December 31, 2023, respectively. See Note 3.

Convertible Note - Related Party #6: On April 9, 2024, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $1,000 with an interest rate of 8% per annum and maturing March 13, 2027. The note is subject to conversion into equity under specified terms, including automatic conversion upon a qualified financing or optional conversion at maturity. The note is unsecured, subordinated to senior debt, and subject to restrictions on transferability under U.S. federal and state securities laws. The associated securities have not been registered and may only be transferred or resold according to applicable exemptions or registration requirements. The financial report reflects these terms and conditions as outlined in the agreement executed between the Company and Steven and Karen Moulton. The balance of this loan was $1,000 as of December 31, 2024 and December 31, 2023. See Note 3.

Convertible Note - Related Party #7: On April 16, 2024, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $5,000 with an interest rate of 8% per annum and maturing March 13, 2027. The note is subject to conversion into equity under specified terms, including automatic conversion upon a qualified financing or optional conversion at maturity. The note is unsecured, subordinated to senior debt, and subject to restrictions on transferability under U.S. federal and state securities laws. The associated securities have not been registered and may only be transferred or resold according to applicable exemptions or registration requirements. The financial report reflects these terms and conditions as outlined in the agreement executed between the Company and Steven and Karen Moulton. The balance of this loan was $5,000 as of December 31, 2024 and December 31, 2023. See Note 3.

Convertible Note - Related Party #8: On May 1, 2024, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $3,000 with an interest rate of 8% per annum and maturing March 13, 2027. The note is subject to conversion into equity under specified terms, including automatic conversion upon a qualified financing or optional conversion at maturity. The note is unsecured, subordinated to senior debt, and subject to restrictions on transferability under U.S. federal and state securities laws. The associated securities have not been registered and may only be transferred or resold according to applicable exemptions or registration requirements. The financial report reflects these terms and conditions as outlined in the agreement executed between the Company and Steven and Karen Moulton. The balance of this loan was $3,000 as of December 31, 2024 and December 31, 2023. See Note 3.

Convertible Note - Related Party #9: On May 17, 2023, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $20,000 with an interest rate of 8% per annum and maturing March 13, 2027. The note is subject to conversion into equity under specified terms, including automatic conversion upon a qualified financing or optional conversion at maturity. The note is unsecured, subordinated to senior debt, and subject to restrictions on transferability under U.S. federal and state securities laws. The associated securities have not been registered and may only be transferred or resold according to applicable exemptions or registration requirements. The financial report reflects these terms and conditions as outlined in the agreement executed between the Company and Steven and Karen Moulton. The balance of this loan was $20,000 as of December 31, 2024 and December 31, 2023. See Note 3.

Convertible Note - Related Party #10: On October 19, 2023, the Company issued a convertible promissory note to Steven and Karen Moulton, in the principal amount of $50,000 with an interest rate of 8% per annum and maturing March 13, 2027. The note is subject to conversion into equity under specified terms, including automatic conversion upon a qualified financing or optional conversion at maturity. The note is unsecured, subordinated to senior debt, and subject to restrictions on transferability under U.S. federal and state securities laws. The associated securities have not been registered and may only be transferred or resold according to applicable exemptions or registration requirements. The financial report reflects these terms and conditions as outlined in the agreement executed between the Company and Steven and Karen Moulton. The balance of this loan was $50,000 as of December 31, 2024 and December 31, 2023. See Note 3.

Investor Side Letter – Convertible Promissory Note

Children's Hospital Colorado invested in the Company's convertible promissory note and, under a side letter agreement dated July 18, 2024, received certain rights. These include:

- the right to observe board meetings.
- access to company information.
- the ability to participate in future equity financings.
- matching terms if the Company issues later convertible securities.

The agreement also limits the transfer of these rights, except in certain permitted situations, and requires company consent for any other assignments.

5 Year Debt Maturities

	Grand Total
2025	850,000
2026	336,283
2027	79,000
2028	-
2029 and Beyond	-
Totals	1,265,283

Debt Summary

				For the Year Ended December 2024				For the Year Ended December 2023			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
CHCO	350,000	6%	11/18/2025	350,000	-	350,000	96,425	-	350,000	350,000	75,425
CHCO	250,000	6%	11/18/2025	250,000	-	250,000	46,750	-	250,000	250,000	31,750
Univ. of Col.	250,000	6%	11/18/2025	250,000	-	250,000	46,750	-	250,000	250,000	31,750
S. Moulton	20,000	8%	3/13/2027	-	20,000	20,000	2,596	-	20,000	20,000	996
S. Moulton	50,000	8%	3/13/2027	-	50,000	50,000	4,800	-	50,000	50,000	800
S. Moulton	1,000	8%	3/13/2027	-	1,000	1,000	58	-	-	-	-
S. Moulton	5,000	8%	3/13/2027	-	5,000	5,000	280	-	-	-	-
S. Moulton	3,000	8%	3/13/2027	-	3,000	3,000	160	-	-	-	-
CHCO	250,000	6%	7/18/2026	-	250,000	250,000	6,792	-	-	-	-
CU Innovations	86,283	8%	12/20/2026	-	86,283	86,283	211	-	-	-	-
Total				850,000	415,283	1,265,283	204,821	-	920,000	920,000	140,721

NOTE 6 – EQUITY

Common Units

The Company has not authorized a maximum number of common units for issuance. 8,152,174 units were issued and outstanding as of December 31, 2024 and 2023.

Voting: Members holding common units are entitled to one vote per unit.

Distributions: Distributions to common unit holders are prioritized to first return their aggregate capital contributions. Afterward, remaining available cash is distributed proportionally among holders of common units and vested profit units.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the proceeds are distributed first to common unit holders, pro rata, until their capital contributions are fully returned. Any remaining amounts are then distributed pro rata among all participating units (common units and vested profit units that have met their threshold). Profit units that are unvested or below threshold receive nothing.

The following disclosures summarize forfeiture actions taken by two members of the Company:

- On November 16, 2023, Dr. Steven Moulton agreed to forfeit 2,500,000 common units reducing his holdings from 6,250,000 to 3,750,000 units and irrevocably waiving all related claims and rights against the Company.
- On November 16, 2023, University License Equity Holdings, Inc. (ULEHI) agreed to forfeit 233,754 common units of the Company lowering its holdings from 885,928 to 652,174 units, waiving all related claims except for its surviving equity rights.

Profit Units

The Company has authorized 0 profit units. 0 units were issued and outstanding as of 2024 and 2023.

The board is allowed to grant profit units in the future at its discretion, subject to the applicable regulatory requirements.

Voting: Members holding profit units are not entitled to vote.

Distributions: Distributions to common unit holders are prioritized to first return their aggregate capital contributions. Afterward, remaining available cash is distributed proportionally among holders of common units and vested profit units.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the proceeds are distributed first to common unit holders, pro rata, until their capital contributions are fully returned. Any remaining amounts are then distributed pro rata among all participating units (common units and vested profit units that have met their threshold). Profit units that are unvested or below threshold receive nothing.

Unit Holders

As of December 31, 2024 and 2023, there were three members, each holding the following common units:
S. Moulton at 46%, T. Mironuck at 46% and ULEHI at 8%.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 6, 2025, the date these financial statements were available to be issued.

Board Changes

In March 2025, John Allen and Bradley Hauert joined the Board of Managers of the Company. John Allen serves as the Company's CEO and Bradley Hauert, Treasurer at Children's Hospital Colorado (which holds a $1,100,000 investment in the Company), serves as its representative, See Note 3.

In August 2025, the Company converted to Ezalife, Inc., at which time leadership transitioned to form its Board of Directors, composed of John Allen, Bradley Hauert, and Dr. Steven Moulton.

Debt

The Company closed an additional $421,000 of convertible debt in March 2025.

Commencement of Revenue Generation

Revenue generation officially began on August 18, 2025, marking the starting point of the Company's transition from the planning and development phase into active operations.

Organizational Structure Change

On August 14, 2025, the Company filed a Certificate of Conversion with the Secretary of State of Delaware, where it converted the Company from a EZALIFE, LLC to EZALife, Inc. The Company is authorized to issue 65,000,000 shares of common stock, $0.000001 par value per share.

Amendments to Convertible Notes

Convertible notes 1 through 5, which belong to Children's Hospital Colorado, University License Equity Holdings Inc., and CU Anschutz Equity Holdings, LLC, have been amended, and the maturity date for each note has been extended to March 14, 2027.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Simple. Safe. Secure. ®

Ezalife created an FDA-registered Button Huggie® medical device that helps solve a critical problem affecting over 1 million families each year, when G-buttons (feeding tubes from the stomach, to deliver fluids, nutrition and medications) are fitted in the US. We generated $8K in pre-orders, and another $11k in our 1st 30 days' sales. Backed by Children's Hospital Colorado and led by an experienced, career, investor-appointed CEO.
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ēzalife
FDA-registered
worry-free
disposable
securement device
for feeding tubes

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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$0.11 Per Share

MIN INVEST $499.95
VALUATION $6.74M

REASONS TO INVEST

Clinical & Market Validation: Clinical trials showed a final outcome of a 77% reduction in feeding tube dislodgement, as well as strong product–market fit, with parent satisfaction rates recording an approximate 270% increase over traditional tape methods. Using Bain & Company's consumer loyalty metric, the Net Promoter Score ("How likely are you to recommend this to another parent?"), we achieved a 76—well above SurveyMonkey's reported average, of 46, for Consumer Goods and Services, and placing it in the upper quartile.

Measurable success made, against a clear 3-year Commercial Plan: We have completed FDA registration, had our patent granted, and deployed $1.6M in investment from key institutions (Children's Hospital Colorado and the University of Colorado), to finalize the first product's development, manufacturing, and supply chain. Building on that foundation, we have recently shipped our first online consumer sales and believe we are now advancing toward healthcare-provider adoption, insurance reimbursement, and direct hospital-to-home distribution.

Protected IP & Growth Pipeline: Our 2025-granted US patent includes 18 claims covering The Button Huggie device, with additional patents granted in the EU, UK, Canada, China, and

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Children who are well nourished,hydrated, and receive prescribed medications are more active, happier, and naturally feel better. I see a lot of patients with very complex needs. And so Ezalife really is trying to make life easier for patients and parents.

Our first product, the Button Huggie®, is really central to that mission. At my hospital, we place more than five hundred new gastrostomies a year.

On Screen: A gastrostomy is a surgical procedure that creates an opening in the stomach for a feeding tube.

For millions of families, infant gastrostomies come with a constant burden of fear of it being removed.

The Button Huggie® was born from fielding calls from parents about their child's leaky gastrostomy button. It seemed to me that there must be a better way to not only secure the button, but also take care of the gastrostomy tract. I applied for a grant through the Department of Surgery at the University of Colorado. And with those funds, I was able to get a team of senior mechanical engineering students at the University of Colorado to help tackle the problem of how to best secure a gastrostomy button.

This is a product to really make life itself easier. And so the name of the company Ezalife came to mind. It just gives us families a sense of security that the tube is now finally protected and they can relax and they can sleep knowing that nothing's going to happen to the tube.

That inner structure that hugs the gastrostomy button.And it really is meant to prevent pistoning up and down in the gastrostomy tract as well as side to side.

One of the participants the Button Huggie® trial of crawling age, their mother reported to me that they felt safer leaving their child on their belly and allowing them to crawl around.

Our Button Huggie® experience has been fantastic. We have had zero unplanned button changes since introducing this to us. It has saved us lots, lots of stress.

This is Charlotte Rae. Now that she has a Button Huggie®, she is swimmin', playin', layin' on her belly and having a blast. Why? Because her Button Huggie® gives her the confidence that she lacked. Because she knows it's not going to get pulled out and she's not going to the ER.

On Screen: Ezalife is inviting everyday investors to help carry on its mission

As an investor you want to invest in people that know how to deploy capital. We're not using that money to experiment and hope it works out. The product market fit is strong. Our first month we did 15,000 revenues. The impact of the parent recommending us to three other parents is great. But equally important is that you know, now three other parents who may not have heard

of our device, has heard of it and is getting the benefit of it. Just a really exciting business to be in. Just because we've been doing something one way for decades doesn't mean that there's not room for improvement. If we can find something that's better, why wouldn't we use it?

Our hope is that the Button Huggie® will become the new care. Not only simplify care and management of a gastrostomy button but to simplify managing these devices

in a hospital so that more patients can benefit from a gastrostomy.

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Platform Compensation

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